

May 3, 2011

Alfredo Gomez
General Counsel and Secretary
EMCORE Corporation
10420 Research Road, SE
Albuquerque, NM 87123

> **Re: EMCORE Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2011**
> **File No. 000-22175**

Dear Mr. Gomez:

     We have completed our limited review of your preliminary proxy statement and have no further comments at this time. You may contact Joe McCann at (202) 551-6262 with any questions.

                                                  Sincerely,

                                                  Amanda Ravitz
                                                  Assistant Director

cc (via fax):   Tobias Knapp, Esq. – Jenner & Block, LLP